FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2017

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Fourth Quarter and Full Year Financial Results

2.	Nomura Declares Year-end Dividend Payment

3.	Nomura Approves Share Buyback Program

4.	Nomura to Issue Stock Options (Stock Acquisition Rights)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 27, 2017	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Nomura Reports Fourth Quarter and Full Year Financial Results

•	Full-year net income at second highest level since reporting under US GAAP started in FY2001/02

•	Retail reported recurring revenue growth as business model transformation continued

•	Asset Management booked record AuM and strongest pretax income since March 2002

•	Wholesale pretax income strongest in seven years, with international regions delivering four straight quarters of profitability

•	Full-year EPS of 65.65 yen and ROE of 8.7%

Tokyo, April 27, 2017—Nomura Holdings, Inc. today announced its consolidated financial results for the fourth quarter and full year ended March 2017.

For the full year period, net revenue was 1,403.2 billion yen (US$12.6 billion)1, representing an increase of 1 percent year on year. Income before income taxes jumped 95 percent from the prior year to 322.8 billion yen (US$2.9 billion) and net income attributable to Nomura Holdings shareholders increased by 82 percent to 239.6 billion yen (US$2.2 billion). Earnings per share for the year was 65.65 yen and return on equity was 8.7 percent.

Net revenue in the fourth quarter was 349.1 billion yen (US$3.1 billion), decreasing 5 percent quarter on quarter and increasing 25 percent year on year. Income before income taxes was 82.3 billion yen (US$738.8 million) and net income attributable to Nomura Holdings shareholders was 61.3 billion yen (US$549.9 million).

“The profitability of our Wholesale business improved substantially over the past year with all international regions profitable on a full year basis. Group net revenue and pretax income both increased year on year and net income was at the second highest level since we started reporting under US GAAP in 2001,” said Nomura Group CEO Koji Nagai.

“Retail continued to transform its business model and client assets in discretionary investments grew steadily. Asset Management booked ongoing inflows and assets under management climbed to a record high. Pretax income was the strongest in fifteen years. Wholesale pretax income was at a seven year high as the cost base dropped and Fixed Income revenues grew driven by a strong performance in the Rates business.

“As we enter our new fiscal year, we remain focused on transforming our business and reinforcing our position as Asia’s global investment bank.”

[1]	US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 111.41 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2017. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Fourth Quarter Divisional Performance

Retail

	FY2016/17 Q4	QoQ	YoY
Net revenue	Y103.2bn	+2%	+21%
Income before income taxes	Y25.8bn	-1%	+112%

Retail reported net revenue of 103.2 billion yen, up 2 percent quarter on quarter and 21 percent year on year. Income before income taxes declined by 1 percent from last quarter but jumped 112 percent compared to the same quarter last year to 25.8 billion yen.

Revenues improved as an increase in sales of investment trusts and bonds offset a slower quarter in stock sales. Thematic investment trusts such as AI-related stock funds and JGBs were particularly popular among individual investors, pushing sales of investment trusts up 14 percent and sales of bonds up 38 percent compared to the previous quarter.

The division continued to book net inflows into discretionary investments, demonstrating the progress Nomura has made in its business model transformation. Annualized recurring revenue grew to 78.6 billion yen, a marked increase from last quarter and the same period last year.

Asset Management

	FY2016/17 Q4	QoQ	YoY
Net revenue	Y23.3bn	-19%	+15%
Income before income taxes	Y8.7bn	-38%	+50%

Asset Management booked net revenue of 23.3 billion yen, down 19 percent quarter on quarter and up 15 percent year on year. Income before income taxes declined 38 percent from the previous quarter but increased 50 percent compared to the same period last year to 8.7 billion yen.

Despite the quarterly decline, which was largely attributable to dividend income and American Century Investments (ACI) related gains booked last quarter, the investment trust business remained strong, recording ongoing inflows into ETFs and privately placed funds for regional financial institutions.

For the full year, inflows and market gains drove net assets under management to a record high of 44.4 trillion yen. Income before income taxes was at its highest level since the fiscal year ended March 2002.

Wholesale

	FY2016/17 Q4	QoQ	YoY
Net revenue	Y171.2bn	-13%	+26%
Income before income taxes	Y28.1bn	-41%	—

Wholesale reported net revenue of 171.2 billion yen, down 13 percent quarter on quarter and up by 26 percent year on year.

In Global Markets, Fixed Income slowed from the previous quarter due to a decline in client activity and volatility, but increased 3.1 times from a year ago. While Emerging Markets and G10 FX slowed from a strong third quarter, Credit revenues were robust on improved market conditions and the Rates business remained solid. Equities revenues increased 2 percent sequentially as performance in the derivatives business improved, but declined 29 percent from the same period a year ago.

Investment Banking reported a quarter on quarter gain in net revenue, with international revenues up both quarter on quarter and year on year driven by strong performance in the Americas and EMEA. Nomura continued to demonstrate its capability in cross-border, multi-product transactions, having completed a number of high-profile M&A and related financing deals.

For the fiscal year ended March 2017, Wholesale income before incomes taxes was 161billion yen, 10 times higher than a year ago and the best performance in seven years. Total costs declined by 18 percent while revenue increased 3 percent, leading to a significant improvement in profitability.

Financial position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of March, Nomura’s common equity Tier 1 capital ratio was 18.2 percent and its Tier 1 capital ratio was 19.2 percent under Basel III. Nomura had total assets of 42.9 trillion yen and shareholders’ equity of 2.8 trillion yen. Gross leverage was 15.4 times and net leverage was 8.6 times. All figures are on a preliminary basis.

Shareholder returns

Nomura today declared a year-end dividend of 11 yen per share to shareholders of record as of March 31, 2017. The dividend will be paid on June 1, 2017. Accordingly, the annual dividend for the year ended March 2017 will total 20 yen per share. Nomura also approved a resolution to set up a share buyback program with an upper limit of 100 million shares of Nomura Holdings common stock (2.6 percent of outstanding shares) or 80 billion yen of the aggregate amount of the repurchase price.

ends

For further information please contact:

Name	Company	Telephone

Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Michael Lintaro Yasuhara	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2017 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Nomura Declares Year-end Dividend Payment

Tokyo, April 27, 2017—Nomura Holdings, Inc. today announced that it has declared a dividend of 11 yen per share to shareholders of record as of March 31 2017. The dividend will be paid on June 1, 2017.

Recent dividends

	Q1	Q2	Q3	Q4	Annual Dividend
FY2014/15		Y6.0		Y13.0	Y19.0
FY2015/16		Y10.0		Y3.0	Y13.0
FY2016/17		Y9.0		Y11.0	Y20.0

ends

For further information please contact:

Name	Company	Telephone

Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Michael Lintaro Yasuhara	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

Nomura Approves Share Buyback Program

Tokyo, April 27, 2017—Nomura Holdings, Inc. today announced that its Board of Directors approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

The share buyback program will run from May 17, 2017, to March 30, 2018 (excluding the ten business days following the announcement of quarterly operating results), and have an upper limit of 100 million shares of Nomura Holdings common stock, or 2.6 percent of outstanding shares. The upper limit of the aggregate amount of the repurchase price will be 80 billion yen, and the shares will be purchased on the stock exchange via a trust bank. The details of the trust agreement, including the timing to start the buyback, will be decided separately by a Representative Executive Officer or the CFO.

Nomura plans to acquire treasury stock to issue shares upon the exercise of stock options and to raise capital efficiency and ensure a flexible capital management policy.

As of March 31, 2017, Nomura Holdings had 3,822,562,601 outstanding shares including 294,133,150 shares as treasury stock.

ends

For further information please contact:

Name	Company	Telephone

Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Michael Lintaro Yasuhara	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

Nomura to Issue Stock Options (Stock Acquisition Rights)

Tokyo, April 27, 2017—Nomura Holdings, Inc. (the “Company”) today announced that the Company will issue Stock Acquisition Rights (“SARs”) in early June 2017.

The Exercise Price of the SARs will be one (1) yen per share and they will be granted to directors, executive officers and/or employees of the Company and/or its subsidiaries etc.

The SARs will be issued as deferred compensation to grantees and are restricted from being exercised for approximately six months up to seven years1 from the issuance resolution date.

The number of SARs is estimated to be approximately 200 thousand units (20 million shares equivalent).

The number and detailed terms and conditions of the SARs will be determined at a meeting of the Company’s Executive Management Board2 scheduled for the middle of May 2017 and will be announced immediately thereafter.

ends

For further information please contact:

Name	Company	Telephone

Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Michael Lintaro Yasuhara	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

[1]	The Company will issue SARs with exercise restricted periods of 6 months to 7 years for senior executives and employees in Europe in accordance with remuneration regulations introduced by European financial regulators.
[2]	The grant of SARs to directors and executive officers of the Company is in accordance with decisions made by the Compensation Committee.